Mail Stop 03-08


								April 18, 2005


By Facsimile and U.S. Mail

Mr. Sal Perisano
Chairman of the Board and Chief Executive Officer iParty Corporation
270 Bridge Street, Suite 301
Dedham, MA 02026

	RE:	Form 10-K for the fiscal year ended December 25, 2004
		File Date: March 25, 2005
		File No. 001-15611


Dear Mr. Perisano:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended December 25, 2004


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies

Inventory and Related Allowance for Obsolete and Excess Inventory, page 11
1. In future filings please disclose a rollforward showing the activity in your obsolete inventory reserve either in the notes to the financial statements or within Schedule II. Also provide us supplementally with a rollforward of your reserve for each period presented in a manner consistent with the rollforward that would be required in the schedule of valuation and qualifying accounts.
2. Please tell us more about the specific nature and amount of each adjustment made to your estimates of vendor rebates, discounts, freight and reserves for obsolete and excess inventory. Please specify whether each change in estimate resulted in an increase or decrease in earnings and in what statement of operations line item the adjustments were reflected.
Impairment of Long-Lived Assets, page 12
3. Your current policy of reviewing each store annually for impairment does not appear consistent with the requirements of paragraph 8 of SFAS 144. Please supplementally confirm to us that you follow the guidance in SFAS 144 and revise future filings to clarify your policy.

Liquidity and Capital Resources, page 14
4. On December 25, 2004 you have approximately $305,000 of additional availability under the line of credit. Please help us better understand how you calculate the availability under your line of credit agreement. Specifically, help us understand the difference between your reported accounts receivable and inventory and the "Acceptable Inventory at Cost" and "Eligible Credit Card Receivables" used to determine availability under the credit agreement. Please tell us how you intend to revise future filings to provide more clarity surrounding the determination of your borrowing capacity.

Index to Consolidated Financial Statements


Report of Independent Registered Public Accounting Firm, page F-2
5. Please amend your filing and have your independent accountants modify their audit report to comply with PCAOB Auditing Standard No.
1. In particular, it is no longer appropriate to refer to auditing standards "generally accepted" in the United States. Rather, the audit report should describe the PCAOB`s standards exactly as follows: "the standards of the Public Company Accounting Oversight
Board (United States)." Also have your accountants revise the first paragraph of the opinion to state that the related consolidated statements of operations, convertible preferred stock and stockholders` equity (deficit) and cash flows were audited for the three years in the period ended December 25, 2004 as opined on by them in the last paragraph.

Consolidated Statements of Operations, page F-4
6. Please revise future filings to present only one subtotal labeled
"Income (loss) before income taxes" in order to avoid confusing the reader.

Notes to Consolidated Financial Statements

Note 6. Income Taxes, page F-13
7. Citing the factors in paragraphs 20-25 of SFAS 109, please explain
to us in detail the positive and negative evidence you considered in
determining that a 100% valuation allowance was appropriate as of December 25, 2004. Also indicate what factors you have identified that lead you to believe that the company`s recent trend of taxable
income may not continue.   Additionally, please revise your MD&A
in
future filings to discuss in more detail the basis for the valuation allowance and to highlight the judgments and assumptions involved in evaluating the sufficiency of the valuation allowance. Please reconcile the significant negative evidence as to expected future taxable income contemplated by your 100% valuation allowance with the significant positive evidence for continued favorable earnings disclosed in the Overview section of MDA. We may have further comments after reviewing your response.

Note 17. Quarterly Financial Data (unaudited), page F-22
8. In future filings please provide a measure of gross profit as required by Item 302 of Regulation S-K.

*******



As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief



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Mr. Sal Perisano
Chief Executive Officer
iParty Corp.
April 18, 2005
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